Exhibit 99.1

MY Reports Fourth Quarter and Full Year 2011 Results

ZHONGSHAN, China, March 30, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights:

•	Total wind turbine generators (“WTGs”) commissioned amounted to an equivalent wind power project output of 250.5MW, or 167 units of 1.5MW WTGs, a decrease of 34.0% compared to Q4 2010.

•	Total revenue was RMB808.3 million (US$128.4 million), a decrease of 52.8% compared to Q4 2010.

•	Gross profit was RMB56.6 million (US$9.0 million), a decrease of 85.2% compared to Q4 2010. Gross margin was 7.0% for Q4 2011, compared to 22.3% in Q4 2010.

•	Total comprehensive loss was RMB128.7 million (US$20.5 million), compared to a total comprehensive income of RMB212.2 million in Q4 2010.

•	Basic and diluted loss per share was RMB0.96 (US$0.15), compared to basic and diluted earnings per share of RMB1.83 for Q4 2010.

Full Year 2011 Financial Highlights:

•	Total WTGs commissioned amounted to an equivalent wind power project output of 1,470MW, or 980 units of 1.5MW WTGs, an increase of 22.2% compared to 2010.

•	Total revenue was RMB5,515.8 million (US$876.4 million), compared to RMB5,517.8 million in 2010.

•	Gross profit was RMB993.1 million (US$157.8 million), a decrease of 8.7% compared to 2010. Gross margin was 18.0%, compared to 19.7% in 2010.

•	Profit for the year was RMB292.3 million (US$46.4 million), a decrease of 58.8% compared to 2010.

•	Total comprehensive income was RMB253.1 million (US$40.2 million), a decrease of 63.3% compared to 2010.

Basic and diluted earnings per share was RMB2.35 (US$0.37), compared to RMB6.61 for 2010.

Recent Developments

•

On January 17, 2012, the Company announced the registration and issuance of up to RMB1.0 billion RMB-denominated unsecured three-year medium-term notes. The notes have a fixed annual interest rate of 8.5% and will mature on January 12, 2015.

•

On February 7, 2012, the Company announced that it had signed engineering, procurement and construction (“EPC”) contracts for wind power projects in Bulgaria with an aggregate output of approximately 125 MW, and had shipped the first batch of its WTGs under the EPC contracts in the same month.

•

On March 13, 2012, the Company announced that it opened its North American research and development center on the Centennial Campus of North Carolina State University in Raleigh, North Carolina in the United States. The center will focus on offshore wind turbine research and development.

“2011 was a particularly challenging year for the wind power industry in China, highlighted by lower demand in the wake of significant growth in the previous years, and as a result the industry has shifted its focus from size and speed to quality and efficiency,” commented Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang. “Against this industrial slow-down, I am pleased to report that Ming Yang has continued to see sustained demand through the full year 2011, and has also been able to reach its targeted gross margin on an annual basis, despite the previously announced delays in revenue recognition and overall market softness impacting our results for the fourth quarter.”

“The Company has further strengthened and enhanced its market position.” Mr. Chuanwei Zhang continued, “According to recent industry reports, Ming Yang was among the top four China-based WTG manufacturers and among the top ten WTG manufacturers globally in 2011, based on MWs of newly installed WTGs in 2011. The increased market share was largely contributable to our focus on product quality and research and development, our innovative business model, and our cost competitiveness, as well as the successful implementation of our client and market development strategies.”

“Looking ahead, we believe that the wind power industry will maintain solid growth over the long term, and will continue to focus on quality and efficiency, despite the continued challenges we expect in the industry. As of December 31, 2011, our order backlog amounted to 2.1GW and cumulative signed orders since our inception amounted to 5.0GW. As our track record shows, we believe Ming Yang is well-positioned to leverage its core strengths in quality and innovation to capture market opportunities, enhance its market leadership and grow its market share. We have already seen the average selling price (“ASP”) of WTGs begin to recover during the first quarter of 2012, which we believe will partially ease pressure on our gross margin in the ensuing quarters.”

Mr. Zhang added, “Ming Yang has also initiated an important step in international market expansion with the Bulgaria wind power projects. We believe that, with the advantages in cost competitiveness and innovative business solutions, Ming Yang’s international market development will further enhance its leadership in the industry in the future. Our new research and development center in North Carolina is also expected to provide additional solutions for us to lower the cost of power generation and further increase reliability, making our WTGs more competitive and further enhancing our competitiveness in both China and the international markets.”

Fourth Quarter 2011 Financial Results

Revenue

Revenue in the fourth quarter of 2011 was RMB808.3 million (US$128.4 million), representing a decrease of 52.8% from RMB1,713.3 million in the corresponding period of 2010. The Company commissioned WTGs amounted to an equivalent wind power project output of 250.5MW, or 167 units of 1.5MW WTGs, compared to 379.5 MW, or 253 units of 1.5MW WTGs, for the corresponding period in 2010. The decrease in revenues in the fourth quarter was primarily due to (i) the delayed EPC projects representing an equivalent wind power project output of 196.5MW, or 131 units of 1.5MW WTGs; (ii) the delays in installation and commissioning of 1.5MW WTGs of certain wind farm projects representing an equivalent wind power project output of 40.5MW, or 27 units, primarily caused by adverse weather conditions; and (iii) slower growth in the wind industry in China in 2011.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2011 was RMB56.6 million (US$9.0 million), representing a decrease of 85.2% from RMB382.9 million for the corresponding period in 2010. Gross margin in the fourth quarter of 2011 was 7.0%, compared to 22.3% for the corresponding period in 2010. The year-over-year decline was a result of (i) a significant decrease in ASP compared to the corresponding period in 2010, due to a highly competitive market environment and (ii) higher costs resulting from the installation of higher specification WTGs for certain wind power projects, for which we recognized revenue in the fourth quarter of 2011.

Selling and Distribution Expenses

Selling and distribution expenses were RMB72.8 million (US$11.6 million) for the fourth quarter of 2011, compared to RMB64.5 million for the corresponding period in 2010, representing an increase of 12.8%. This increase was primarily due to the increase in transportation costs for a larger volume of WTGs delivered in the period.

Administrative Expenses

Administrative expenses were RMB91.1 million (US$14.5 million) for the fourth quarter of 2011, compared to RMB60.2 million for the corresponding period in 2010, representing an increase of 51.3%. This increase was primarily due to the bad debt provision.

Research and Development Expenses

Research and development expenses were RMB23.3 million (US$3.7 million) for the fourth quarter of 2011, compared to RMB13.6 million for the corresponding period in 2010, representing an increase of 71.1%. This increase was primarily due to research and development costs incurred with respect to the development of our SCD WTGs.

Net Finance Expense

Net finance expense was RMB30.1 million (US$4.8 million) for the fourth quarter of 2011, compared to RMB1.3 million in the corresponding period of 2010. This increase was primarily related to the fees paid to a bank for the arrangement of finance leases for our customers for the settlement of our trade receivables.

Profit/Loss Before Income Tax Expense

Loss before income tax expense was RMB141.7 million (US$22.5 million) for the fourth quarter of 2011, compared to a profit before taxation of RMB249.0 million in the corresponding period of 2010.

Income Tax (Expense)/Benefit

Income tax benefit was RMB19.9 million (US$3.2 million) for the fourth quarter of 2011, compared to an income tax expense of RMB17.7 million in the corresponding period of 2010.

Profit/(Loss) for the Period and Earnings/(Losses) per Share

Loss for the fourth quarter of 2011 was RMB121.9 million (US$19.4 million), compared to a profit of RMB231.4 million in the corresponding period of 2010.

For the fourth quarter of 2011, basic and diluted loss per share was RMB0.96 (US$0.15), compared to basic and diluted earnings per share of RMB1.83 for the corresponding period in 2010.

Full Year 2011 Financial Results

Revenue

Revenue was RMB5,515.8 million (US$876.4 million) for the full year 2011, compared to RMB5,517.8 million in 2010. The Company commissioned WTGs amounting to an equivalent wind power project output of 1,470MW, or 980 units of 1.5MW WTGs, compared to 802 units of 1.5MW WTGs in 2010. The substantially similar revenue in 2011 as compared to 2010 was primarily due to a significant decrease in ASP in 2011 and the impact of the fourth quarter 2011 results which offset revenue growth in the first nine months of 2011.

Gross Profit and Gross Margin

Gross profit was RMB993.1 million (US$157.8 million) for the full year 2011, representing a decrease of 8.7% from RMB1,087.4 million in 2010. Gross margin was 18.0%, compared to 19.7% in 2010. The decline in gross profit and gross margin year-over-year was primarily due to a significant decrease in ASP in 2011 amid a volatile and highly competitive pricing environment.

Selling and Distribution Expenses

Selling and distribution expenses were RMB227.8 million (US$36.2 million) for the full year of 2011, compared to RMB149.2 million for 2010, representing an increase of 52.7%. The year-over-year increase was primarily due to the increase in transportation costs for a larger volume of WTGs delivered.

Administrative Expenses

Administrative expenses were RMB261.9 million (US$41.6 million) for 2011, compared to RMB150.8 million in 2010, representing an increase of 73.7%. This year-over-year increase was primarily due to RMB74.5 million (US$11.8 million) share-based compensation expenses incurred in 2011, compared to RMB22.8 million for 2010.

Research and Development

Research and development expenses were RMB85.3 million (US$13.6 million) for 2011, compared to RMB43.1 million for 2010, representing an increase of 98.1%. This increase was primarily due to research and development costs incurred with respect to the development of our new SCD WTGs and the share-based compensation for research and development staff. The Company intends to continue to commit to investment in research and development to further enhance the competitiveness of its products.

Net Finance Expense

Net finance expense was RMB91.3 million (US$14.5 million) for 2011, compared to RMB35.1 million in 2010. The increase in finance expenses in 2011 was primarily related to the fees paid to a bank for the arrangement of finance leases for our customers for the settlement of our trade receivables.

Profit Before Income Tax Expense

Profit before income tax expense was RMB365.3 million (US$58.0 million) for 2011, compared to RMB730.1 million in 2010, representing a decrease of 50.0%.

Income Tax Expense

Income tax expense was RMB73.0 million (US$11.6 million) for 2011, an increase of 249.9%, compared to an income tax expense of RMB20.9 million in 2010. The increase was primarily due to the recognition of unrecognized deferred tax assets in the year of 2010.

Profit for the Year and Earnings per Share

Profit for the year of 2011 was RMB292.3 million (US$46.4 million), compared to RMB709.2 million in 2010, representing a decrease of 58.8%. Basic and diluted earnings per share were RMB2.35 (US$0.37), compared to RMB6.61 for 2010.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2011 was RMB1,339.5 million (US$212.8 million), down from RMB2,486.0 million as of December 31, 2010. The decrease was primarily due to increased trade receivables in 2011.

Business Update

Order Book Update

New Sales Contracts - During the fourth quarter of 2011, Ming Yang entered into sales contracts for wind power projects with a total output of 438MW, representing 292 units of 1.5MW WTGs.

Order Backlog – As of December 31, 2011, the Company’s order backlog amounted to 2.1GW. Cumulative signed orders since its inception amounted to 5.0GW.

Orders awarded and pending contract signing amounted to 1.2GW.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2011 is still in progress. Adjustments to the financial information may be identified when audit work and the preparation of the annual report is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

In addition, because management’s evaluation of the Company’s internal control over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2011.

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2939 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on December 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Friday, March 30, at 8:00 am Eastern Time (5:00 am Pacific Time/ 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
China, Domestic Domestic:	400 6208 038
China, Domestic Domestic:	800 8190 121
Hong Kong:	+852 2475 0994

Please ask to be connected to Q4 and FY 2011 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 866 214 5335
International:	+61 2 8235 5000

The passcode for replay participants is 62622931. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Email: hkg.mingyang@fleishman.com

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended December 31,			For the year ended December 31,
	2010	2011	2011	2010	2011	2011
	RMB ’000	RMB ’000	USD ’000	RMB ’000	RMB ’000	USD ’000
Revenue	1,713,264	808,298	128,426	5,517,837	5,515,819	876,375
Cost of sales	(1,330,361)	(751,727)	(119,438)	(4,430,472)	(4,522,685)	(718,582)

Gross profit	382,903	56,571	8,988	1,087,365	993,134	157,793
Other income	1,432	18,641	2,962	18,165	36,195	5,751
Selling and distribution expenses	(64,508)	(72,796)	(11,566)	(149,152)	(227,766)	(36,188)
Administrative expenses	(60,199)	(91,068)	(14,469)	(150,775)	(261,944)	(41,619)
Research and development expenses	(13,623)	(23,304)	(3,703)	(43,061)	(85,305)	(13,554)

Profit / (loss) from operations	246,005	(111,956)	(17,788)	762,542	454,314	72,183
Finance income	8,261	22,480	3,572	13,489	70,630	11,222
Finance expense	(9,591)	(52,545)	(8,349)	(48,589)	(161,908)	(25,724)

Net finance expense	(1,330)	(30,065)	(4,777)	(35,100)	(91,278)	(14,502)
Share of profit of associates, net of income tax expense	4,365	293	47	2,616	2,275	361

Profit / (loss) before income tax expense	249,040	(141,728)	(22,518)	730,058	365,311	58,042
Income tax (expense) / benefit	(17,668)	19,869	3,157	(20,870)	(73,018)	(11,601)

Profit / (loss) for the period / year	231,372	(121,859)	(19,361)	709,188	292,293	46,441

Other comprehensive loss for the period / year:
Foreign currency translation differences - foreign operations	(19,156)	(6,885)	(1,094)	(19,156)	(39,202)	(6,229)

Total comprehensive income / (loss) for the period / year	212,216	(128,744)	(20,455)	690,032	253,091	40,212

Profit / (loss) attributable to:
Shareholders of the Company	228,929	(117,947)	(18,740)	702,135	292,993	46,552
Non-controlling interests	2,443	(3,912)	(621)	7,053	(700)	(111)

	231,372	(121,859)	(19,361)	709,188	292,293	46,441

Total comprehensive income / (loss) attributable to:
Shareholders of the Company	209,773	(124,832)	(19,834)	682,979	253,791	40,323
Non-controlling interests	2,443	(3,912)	(621)	7,053	(700)	(111)

	212,216	(128,744)	(20,455)	690,032	253,091	40,212

Basic and diluted earnings / (loss) per share	1.83	(0.96)	(0.15)	6.61	2.35	0.37

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UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2010	As of December 31, 2011
	RMB ’000	RMB ’000	USD ’000
Assets
Non-current assets
Property, plant and equipment	351,312	497,777	79,090
Intangible assets	86,334	74,837	11,890
Lease prepayments	66,342	207,321	32,940
Investments in associates	41,362	43,637	6,933
Investments in jointly controlled entities	—	246,610	39,182
Trade and other receivables	231,003	472,221	75,028
Prepayments	16,495	40,290	6,401
Deferred tax assets	77,366	134,386	21,352

Total non-current assets	870,214	1,717,079	272,816

Current assets
Inventories	1,895,205	1,837,821	292,000
Trade and other receivables	2,895,802	5,203,995	826,833
Prepayments	201,141	91,022	14,462
Other current assets	11,444	5,239	832
Pledged bank deposits	131,967	252,795	40,165
Cash and cash equivalents	2,485,972	1,339,496	212,824

Total current assets	7,621,531	8,730,368	1,387,116

Total assets	8,491,745	10,447,447	1,659,932

Equity
Issued share capital	850	850	135
Reserve for own shares	—	(42,108)	(6,690)
Capital reserves	3,514,932	3,627,441	576,342
Translation reserves	(19,156)	(58,358)	(9,272)
(Accumulated losses) / retained earnings	(39,282)	253,711	40,311

Total equity attributable to shareholders of the Company	3,457,344	3,781,536	600,826
Non-controlling interests	69,853	117,153	18,613

Total equity	3,527,197	3,898,689	619,439

Liabilities
Non-current liabilities
Deferred tax liabilities	—	2,209	351
Provisions	112,726	206,293	32,777
Trade payables	38,525	120,243	19,104
Deferred income	115,468	175,215	27,839

Total non-current liabilities	266,719	503,960	80,071

Current liabilities
Trade and other payables	3,632,542	4,585,115	728,501
Short-term bank loans	480,000	632,000	100,415
Income tax payable	43,506	35,908	5,705
Provisions	98,391	157,175	24,973
Deferred income	11,381	27,783	4,414
Deferred revenue	432,009	606,817	96,414

Total current liabilities	4,697,829	6,044,798	960,422

Total liabilities	4,964,548	6,548,758	1,040,493

Total equity and liabilities	8,491,745	10,447,447	1,659,932

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